Exhibit 99.1

Vertical Aerospace, Honeywell expand partnership to bring VX4 eVTOL to market

•	Honeywell continues certification and production work for its flight control and aircraft management systems; enters into new long-term agreement with Vertical to unlock speed and efficiencies in delivering Vertical’s VX4 aircraft to customers
•	New Honeywell inceptors also selected by Vertical to make VX4 easier and safer for pilots to fly
•	Expanded partnership has potential $1B projected contract value over next decade[1]

LONDON, NEW YORK, & PHOENIX, May 8, 2025 – Vertical Aerospace (“Vertical”) (NYSE: EVTL) and Honeywell (NASDAQ: HON) today announced the signing of a new long-term agreement that expands their existing partnership and reinforces Honeywell’s commitment to the certification and production of Vertical’s electric vertical take-off and landing (eVTOL) aircraft, the VX4.

Under this expanded collaboration, Honeywell and Vertical will work together to certify two of the most critical systems on the VX4 that make it safer and easier to fly: the aircraft management system, which includes the Honeywell Anthem Flight deck, and the flight controls system, which includes Honeywell’s compact fly-by-wire system. Both systems will be certified for the production version of the VX4.

The Anthem flight deck is essentially the brains of the VX4, combining cockpit displays, software, controls, and connectivity into one smart, digital platform. It is designed to be intuitive and highly automated, helping pilots make better, faster decisions. The fly-by-wire system is technology that allows the aircraft to be controlled electronically instead of mechanically, helping to improve stability, safety, and ease of flight.

Vertical and Honeywell will be certifying these systems to the highest safety standards of 10-9 as set by the UK Civil Aviation Authority (CAA), which is collaborating with the European Union Aviation Safety Agency (EASA) on VX4 validation. Certifying to 10-9 means a catastrophic system failure rate of one in a billion flight hours -- the same standard as commercial airliners. Meeting this safety standard exceeds the targeted standards announced by some of Vertical’s competitors and is intended to make the VX4 the most exportable and certifiable eVTOL globally.

The companies will share expertise, personnel and testing environments, which are collectively expected to speed up the VX4’s development and help both companies achieve certification and quickly move to production. As part of its Flightpath 2030 strategy, Vertical intends to certify the VX4 in 2028 and deliver at least 150 aircraft to customers by 2030. The expanded partnership has a potential $1 billion in projected contract value over the next decade1.

The agreement builds on Vertical’s and Honeywell’s six-year relationship, during which time the two companies have closely collaborated to address the challenges of advanced air mobility. Together, the companies have leveraged Honeywell’s flight systems in the VX4 prototype programme, including in two separate flight test campaigns, the latest of which is due to commence piloted wingborne flight tests soon. Honeywell is also a long-standing investor in Vertical, having invested in the company since 2021.

1 Based on Vertical’s aircraft delivery goals by 2030 and medium-term upscaling plans, as previously announced as part of the Company’s Flightpath 2030 strategic initiatives.

“As we accelerate toward global certification and scalable production, Honeywell’s aerospace expertise and proven track record in flight-critical systems make it the ideal partner for this next phase,” said Stuart Simpson, CEO of Vertical Aerospace. “By integrating production-ready technologies, we’re helping build an aircraft that meets the highest safety standards in aviation, solidifying its certifiability and exportability across global markets.”

“We have long believed in the importance of advanced air mobility and the significant potential we can unlock by harnessing our deep expertise in integrated avionics and flight controls in new and exciting ways,” said David Shilliday, Vice President and General Manager of Advanced Air Mobility at Honeywell Aerospace Technologies. “With a shared commitment to innovation, reliability and safety, we’re excited to deepen our partnership with Vertical to help scale the technology necessary to bring even more advanced, efficient, safe and reliable solutions to the skies.”

Vertical Selects New Honeywell Inceptors

As part of the expanded partnership, Vertical has also selected newly designed Honeywell inceptors for its production aircraft. The VX4 pilot will use two of these state-of-the-art hand controllers to maneuver the aircraft by providing inputs to the flight control computer. The inceptor gives pilots more precise, intuitive control, which helps create a safer, easier-to-fly aircraft – key elements for scaling operations and gaining regulatory approval. Vertical and Honeywell are working together to finalise the optimal configuration to meet Vertical’s needs.

“We designed our inceptor to be the lightest and most compact in the industry, and we could not be happier that Vertical is the launch customer for this new technology,” said Rich DeGraff, President, Control Systems, Honeywell Aerospace Technologies. “Our inceptor will pair seamlessly with the Honeywell Compact Fly-by-Wire system already selected by Vertical, and we’re excited to work together to integrate these advanced flight technologies into the VX4.”

Ends

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

About Honeywell

Honeywell is an integrated operating company serving a broad range of industries and geographies around the world. Our business is aligned with three powerful megatrends – automation, the future of aviation and energy transition – underpinned by our Honeywell Accelerator operating system and Honeywell Forge IoT platform. As a trusted partner, we help organizations solve the world's toughest, most complex challenges, providing actionable solutions and innovations through our Aerospace Technologies, Industrial Automation, Building Automation and Energy and Sustainability Solutions business segments that help make the world smarter, safer, as well as more secure and sustainable. For more news and information on Honeywell, please visit www.honeywell.com/newsroom.

Vertical Aerospace Media Contact

Justin Bates, Head of Communications
+44 7878 357 463
justin.bates@vertical-aerospace.com

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Honeywell Media Contact

Adam Kress, Director of External Communications

+1 602-760-6252

adam.kress@honeywell.com

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the potential projected contract value of the Company’s partnership with Honeywell together with the assumptions underlying the Company’s Flightpath 2030 goals,statements regarding expected ability to certify the Honeywell Anthem Flight deck and compact fly-by-wire system for the production version of the VX4, the efficiencies and expertise expected, the design and manufacture of the VX4, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC.Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.